

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 14, 2025

Colin James Deller
Chief Executive Officer
ClearSign Technologies Corp
8023 East 63rd Place, Suite 101
Tulsa, OK 74133

> **Re:  ClearSign Technologies Corp**
> **Registration Statement on Form S-1**
> **Filed August 12, 2025**
> **File No. 333-289549**

Dear Colin James Deller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Blake Baron, Esq.